Exhibit 16.1

Resignation of Accountant

Statement by Former Accountant

August 8, 2025

U.S. Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registration and Examinations

100 “F” Street, NE

Washington, D.C. 20549

RE: ConnectM Technology Solutions, Inc.

To Whom It May Concern:

We have reviewed a copy of the 8-K proposed to be filed on August 8, 2025 submitted by ConnectM Technology Solutions, Inc. to the Securities and Exchange Commission concerning the resignation of Adeptus Partners, LLC as the independent public accountant and we agree with the statements made in said letter.

There have been no disputes about accounting principles, financial statement disclosures, auditing scope or procedure, or applicable rules of the Commission during the past two years when we were the auditors.

Very truly yours,

Adeptus Partners, LLC